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                               February 13, 2024

       Henry Monzon
       Chief Executive Officer
       Nocturne Acquisition Corporation
       P.O. Box 25739
       Santa Ana, CA 92799

                                                        Re: Nocturne
Acquisition Corporation
                                                            Post-effective
Amendment No. 1 to Registration Statement on Form S-4
                                                            Filed February 12,
2024
                                                            File No. 333-273986

       Dear Henry Monzon:

                                                        We have reviewed your
post-effective amendment and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Post-effective Amendment No. 1 to Registration Statement on Form S-4 filed February 12, 2024

       Explanatory Note, page i

   1. We note your disclosure regarding Amendment No. 2 to the Merger Agreement and your statement that the
amendment is attached as Annex A-3. Annex A-3 appears to be blank in the filing. Please
revise the annex to include a copy of the amendment.
   2. We note your disclosure that on January 27, 2024, Nocturne, Cognos and Helena Partners
                                                        Inc. entered into an
engagement letter and initial term sheet, both of which are subject to the execution and
delivery of definitive documentation, pursuant to which Cognos may issue to an affiliate
of Helena senior unsecured notes convertible into shares of common stock of the Combined
Company. Please disclose whether the initial term sheet is legally binding or enforceable
prior to the execution and delivery of definitive documentation. If not, and to the extent
material, please include risk factor disclosure discussing the risk that the Helena Investment
may not be completed on the disclosed terms or at all.
   3. Please file a copy of the initial term sheet for the Helena Investment as an exhibit to the
 Henry Monzon
FirstName LastNameHenry   Monzon
Nocturne Acquisition Corporation
Comapany13,
February  NameNocturne
            2024         Acquisition Corporation
February
Page 2 13, 2024 Page 2
FirstName LastName
         Registration Statement or tell us why you are not required to do so.
4. We note descriptions of the Transfer Agreement among Cognos, certain shareholders and
         Helena, and the Amended and Restated Sponsor Forfeiture Agreement among Nocturne, the Sponsor, Cognos and certain Cognos shareholders. Please file the form agreements as exhibits to the Registration Statement or tell us why you are not required to do so.
Risk Factors
Risks Related to Compliance with Law, Government Regulation and Litigation
If we were deemed to be an investment company under the 1940 Act, as a result of our ownership of Cognos..., page 48

5. We note your statement that "as of September 30, 2023, in order to mitigate the risk that the Company could be deemed to be operating as an unregistered investment company under the 1940 Act, the Company instructed Continental to liquidate
the Company   s
         investments in money market funds invested primarily in U.S. Treasury securities and thereafter to hold all funds in the Trust Account in cash or in U.S. Treasury securities until the earlier of the consummation of the initial business combination or
the Company   s
         liquidation." Because it appears that assets in your trust account may be held in U.S.
         Government securities, please disclose the risk that you could be considered to be operating as an unregistered investment company. Please disclose that if you are found to be operating as an unregistered investment company, you may be required to change your operations, wind down your operations, or register as an investment company under the
         Investment Company Act. Please also include disclosure with respect to the consequences to investors if you are required to wind down your operations as a result of this status, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and any warrants, which would expire worthless.
Executive Compensation of Cognos, page 229

6. Please include executive compensation disclosure for Cognos' executive officers for the fiscal year ended December 31, 2023. For guidance, please refer to Items 18(a)(7)(ii) and
         18(b) of Part I of Form S-4, Item 402 of Regulation S- K and Question
117.05 of the
         Compliance & Disclosure Interpretations for Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Conlon Danberg at 202-551-4466 or Lauren Nguyen at 202-551-3642 with any other questions.



                                                                Sincerely,
 Henry Monzon
Nocturne Acquisition Corporation
February 13, 2024
Page 3


FirstName LastNameHenry Monzon                  Division of Corporation Finance
                                                Office of Industrial
Applications and
Comapany NameNocturne Acquisition Corporation
                                                Services
February 13, 2024 Page 3
cc:       Stephen M. Leitzell, Esq.
FirstName LastName